UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

American International Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02687R205
(CUSIP Number)

Jacob D. Cohen
15110 Dallas Parkway, Suite 600 Dallas, Texas 75248
214-938-1217
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC, PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power May 6, 2022: 2,432,173 shares(1)* February 15, 2023: 6,458,333 shares*
	8.	Shared Voting Power May 6, 2022: 458,333 shares* February 15, 2023: 6,458,333 shares*
	9.	Sole Dispositive Power May 6, 2022: -0- shares (not including 1,000,000 shares of Series A Preferred Stock) February 15, 2023: -0- shares
	10.	Shared Dispositive Power May 6, 2022: 458,333 shares* February 15, 2023: 6,458,333 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person May 6, 2022: 2,890,505 shares* February 15, 2023: 6,458,333 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) May 6, 2022: 71.3%(2) February 15, 2023: 3.3%(3)
14.	Type of Reporting Person IN

* Takes into account the Issuer’s 1-for-60 reverse stock split of its issued and outstanding common stock which was effective May 12, 2022.

(1) Includes ownership of 1,000,000 shares of Series A Preferred Stock. The Series A Preferred Stock may be converted into a number of shares of common stock of the Issuer equal to the holder’s pro rata share of all Series A Preferred Stock then issued and outstanding, multiplied by (i) 60%, minus the aggregate percentage of the Issuer’s outstanding common stock previously converted by holders of the Series A Preferred Stock, through such applicable date (currently zero), multiplied by (ii) the outstanding shares of Issuer common immediately after such conversion, divided by (iii) the total number of shares of Series A Preferred Stock then outstanding. No individual conversion by any individual holder shall be in an amount greater than 9.99% of the outstanding common stock of the Issuer on the date on which the holder delivers notice of such conversion to the Issuer (the “Individual Conversion Limitation”). Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis as to all shareholder matters, without regard to the Individual Conversion Limitation.

(2) Based on 1,621,449 (post 1-for-60 reverse stock split) shares of common stock outstanding as of April 28, 2022, as disclosed by the Issuer in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on May 10, 2022.

(3) Based on 195,000,000 outstanding shares of common stock as disclosed by the Issuer in its Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on April 6, 2023.

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1.	Name of Reporting Person Cohen Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power May 6, 2022: -0- shares February 15, 2023: -0- shares
	8.	Shared Voting Power May 6, 2022: 458,333 shares* February 15, 2023: 6,458,333 shares*
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power May 6, 2022: 458,333 shares* February 15, 2023: 6,458,333 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person May 6, 2022: 458,333 shares* February 15, 2023: 6,458,333 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.☐
13.	Percent of Class Represented by Amount in Row (11) May 6, 2022: 28.3%(1) February 15, 2023: 3.3%(2)
14.	Type of Reporting Person CO

* Takes into account the Issuer’s 1-for-60 reverse stock split of its issued and outstanding common stock which was effective May 12, 2022.

(1) Based on 1,621,449 (post 1-for-60 reverse stock split) shares of common stock outstanding as of April 28, 2022, as disclosed by the Issuer in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on May 10, 2022.

(2) Based on 195,000,000 outstanding shares of common stock as disclosed by the Issuer in its Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on April 6, 2023.

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This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2020 as amended by Amendment No. 1 thereto filed with the Commission on November 18, 2020, amended by Amendment No. 2 thereto filed with the Commission on April 5, 2021 and Amendment No. 3 thereto filed with the Commission on February 11, 2022, by Jacob D. Cohen and Cohen Enterprises, Inc. (“Cohen Enterprises”), each a “Reporting Person” and collectively the “Reporting Persons” (as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This Amendment No. 4 is being filed to disclose: (a) an increase in the beneficial ownership of the Issuer held by the Reporting Persons as a result of the amendment of the Series A Preferred Stock terms of the Issuer on May 6, 2022, as discussed below in Item 3; and (b) a reduction in the Reporting Persons’ beneficial ownership of securities of the Issuer which occurred on February 15, 2023. As such, this Amendment No. 4 discloses the beneficial ownership of the Reporting Persons as of both May 6, 2022 and February 15, 2023.

Because the Reporting Persons no longer beneficially own greater than 5% of the Issuer’s outstanding securities, this Amendment No. 4 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 1. Security and Issuer

Item 1 is amended and restated as follows:

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of American International Holdings Corp., a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 205S Bailey Street Electra Texas, Texas 76360.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

(a) This Statement is being filed by Jacob D. Cohen and Cohen Enterprises, Inc. (“Cohen Enterprises”), each a “Reporting Person” and collectively the “Reporting Persons”.

Jacob D. Cohen (“Mr. Cohen”) owns 100% of Cohen Enterprises and serves as the President of Cohen Enterprises and as such, Mr. Cohen is deemed to beneficially own the securities held by Cohen Enterprises.

(b) Mr. Cohen’s and Cohen Enterprises’ business address is 15110 Dallas Parkway, Suite 600, Dallas, Texas 75248.

(c) Jacob D. Cohen’s principal business occupation is the Chief Executive Officer of Mangoceuticals, Inc., a company focused on developing, marketing and selling a variety of men’s health and wellness products via a secure telemedicine platform, including its uniquely formulated erectile dysfunction (ED) drug. Mr. Cohen is also a member of the Board of Directors of the Issuer.

Marble Trital is a New York corporation which holds investments for Mr. McClaren.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cohen is a citizen of the United States. Cohen Enterprises is a Texas corporation.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to add the additional disclosures below:

On May 6, 2022, the Issuer filed a Certificate of Amendment to the Issuer’s Articles of Incorporation with the Secretary of Nevada to affect a stock split in a ratio of 1-for-60 (“Reverse Stock Split”)(the “Amendment”), which became effective at 1:00 A.M., Eastern Standard Time, on May 12, 2022.

On May 6, 2022, the Issuer’s Board of Directors and its then Chief Executive Officer, President, and Director, Jacob D. Cohen, as the then sole shareholder of the Issuer’s Series A Preferred Stock (pursuant to a written consent to action without meeting of the sole Series A Preferred Stock shareholder), approved the adoption of, and filing of, a Second Amended and Restated Certificate of Designations of American International Holdings Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of its Series A Convertible Preferred Stock (the “Second Amended and Restated Designation”), which was filed with, and became effective with, the Secretary of State of Nevada on the same date. The Second Amended and Restated Designation designated 1,000,000 shares of Series A Convertible Preferred Stock. The Board of Directors approved the terms of the Second Amended and Restated Designation as additional consideration to Mr. Cohen for his services to the Issuer.

Upon the filing and effectiveness of the Second Amended and Restated Designation with the Secretary of State of the State of Nevada, each outstanding share of Series A Preferred Stock of the Issuer (the “Old Stock”) was automatically split, reclassified and converted into 1,000,000 shares of Series A Preferred Stock having the rights and privileges described in the Second Amended and Restated Designation (the “New Stock”), as described below. As a result, Mr. Cohen, as the sole holder of the one outstanding share of the Old Stock prior to the filing of the Second Amended and Restated Designation, became the holder of all 1,000,000 authorized, issued, and outstanding shares of the New Stock immediately upon the effectiveness of such filing. Notwithstanding such reverse-stock split, there was no change to the immediate voting rights of such Series A Convertible Preferred Stock as a result of such reverse-stock split.

The Second Amended and Restated Designation provides for the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) to have the following rights:

Dividend Rights. The Series A Preferred Stock does not accrue dividends.

Liquidation Preference. The Series A Preferred Stock has no liquidation preference.

Conversion Rights. Each holder of Series A Preferred Stock may, at its option, convert its shares of Series A Preferred Stock (each a “Series A Conversion”) into that number of shares of common stock equal to the holder’s pro rata share of all Series A Preferred Stock then issued and outstanding, multiplied by (i) 60%, minus the aggregate percentage of the Issuer’s outstanding common stock previously converted by holders of the Series A Preferred Stock, through such applicable date (for example, if prior to the applicable date of determination, shares of Series A Preferred Stock have been converted into 3% of the outstanding shares of common stock as of such date of determination, the Series A Preferred Stock would, in aggregate, be convertible into 57% of the then outstanding shares of common stock of the Issuer), multiplied by (ii) the outstanding shares of our common stock outstanding immediately after such conversion, divided by (iii) the total number of shares of Series A Preferred Stock then outstanding. No individual conversion by any individual holder shall be in an amount greater than 9.99% of the outstanding common stock of the Issuer on the date on which the holder delivers notice of such conversion to the Issuer (the “Individual Conversion Limitation”). The result of the above, is that such Series A Preferred Stock is convertible into 60% of the Issuer’s outstanding common stock (on a post-conversion basis, i.e., 150% of the Issuer’s outstanding common stock on a pre-conversion basis) currently.

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Voting Rights. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis as to all shareholder matters, without regard to the Individual Conversion Limitation.

Additionally, so long as Series A Preferred Stock is outstanding, the Issuer shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Issuer so as to adversely affect the designations, preferences, limitations and relative rights of the Series A Preferred Stock, (ii) effect any reclassification of the Series A Preferred Stock, (iii) designate any additional series of preferred stock, the designation of which adversely effects the rights, privileges, preferences or limitations of the Series A Preferred Stock; or (iv) amend, alter or repeal any provision of the Series A Designation (except in connection with certain non-material technical amendments).

Redemption Rights. The Series A Preferred Stock has no redemption rights.

Protective Provisions. Subject to the rights of series of preferred stock which may from time to time come into existence, so long as any shares of Series A Preferred Stock are outstanding, the Issuer cannot without first obtaining the approval (by written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series A Preferred Stock, voting together as a class:

(a) Issue any additional shares of Series A Preferred Stock after the original issuance of shares of Series A Preferred Stock;

(b) Increase or decrease the total number of authorized or designated shares of Series A Preferred Stock;

(c) Effect an exchange, reclassification, or cancellation of all or a part of the Series A Preferred Stock;

(d) Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series A Preferred Stock; or

(e) Alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares of such series, including the rights set forth in the Second Amended and Restated Designation.

Transfer Restrictions. Each holder of Series A Preferred Stock is prohibited from Transferring any shares of Series A Preferred Stock. “Transfer” means directly or indirectly (a) offering for sale, selling, pledging, hypothecating, transferring, assigning or otherwise disposing of (or enter into any transaction or device that is designed to, or could be expected to, result in the sale, pledge, hypothecation, transfer, assignment or other disposition at any time) (including, without limitation, by operation of law); or (b) entering into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the benefits or risks of ownership of the applicable securities, whether any such transaction is to be settled by delivery of securities or other securities, in cash or otherwise.

On December 31, 2022, the Issuer issued Mr. Cohen an aggregate of 6,000,000 shares of common stock of the Issuer as a one-time bonus. The shares were issued in the name of Cohen Enterprises.

On February 15, 2023, the Issuer and Jacob D. Cohen, the then Chairman and Chief Executive Officer of the Issuer, entered into an Exchange Agreement (the “Cohen Exchange Agreement”). Pursuant to the Cohen Exchange Agreement, Mr. Cohen exchanged all 1,000,000 shares of the Series A Preferred Stock of the Issuer which he held (the “Cohen Series A Shares”), with the Issuer (which Cohen Series A Shares were then cancelled), for (a) all of the issued and outstanding membership interests held by the Issuer in Epiq Scripts, LLC, a Texas limited liability company (“Epiq Scripts”)(representing 51% of Epiq Scripts)(the “Epiq Scripts Interests”); (b) all cash payments paid to the Issuer in the future as a Royalty Payment (as defined in the Royalty Agreement (defined below)) pursuant to that certain Royalty Agreement dated June 30, 2022, by and between Epiq MD, Inc. a Nevada corporation (“Epiq MD”) and the Issuer (the “Royalty Agreement” and the “Royalty Payments”); (c) all proceeds that the Issuer receives from any sale of the equity of ZipDoctor, Inc., a Texas corporation (the “Zipdoctor Consideration”); and (d) the rights to all debt owed to the Issuer from Epiq Scripts, in the amount of approximately $850,000 (the “Epiq Scripts Debt”).

CUSIP No. 02687R205	Schedule 13D/A	Page 7 of 9

Pursuant to the Cohen Exchange Agreement, the Issuer also agreed to pay all Royalty Payments to Mr. Cohen within five days of its receipt thereof and that any amount of the Royalty Payments not paid when due will accrue interest at the rate of the lesser of (a) 18% per annum; and (b) the highest rate allowable pursuant to law, until paid in full (as applicable, (a) or (b), the “Default Rate”).

The Cohen Exchange Agreement requires the Issuer to keep accurate and complete records and books of account concerning all transactions relating to the Royalty Payments, which are subject to examination, inspection, copying, or audit by Mr. Cohen or his representatives. In the event any such inspection reveals that Mr. Cohen has been underpaid by more than five percent, the Issuer is required to reimburse Mr. Cohen for all costs and expenses incurred in connection with such inspection and the Issuer is required to promptly pay Mr. Cohen any amounts due, plus interest at the Default Rate, from the original date due.

The Issuer also agreed pursuant to the Cohen Exchange Agreement that without the prior written approval of Mr. Cohen, (a) the Issuer would not amend the terms of, agree to amend any of the terms of, the Royalty Agreement; (b) waive any obligation of, Epiq MD, under the Royalty Agreement; or (c) waive, release or amend the Epiq Scripts Debt.

The Cohen Exchange Agreement has an effective date of February 15, 2023, and the transactions contemplated by the Cohen Exchange Agreement closed on February 15, 2023.

The Cohen Exchange Agreement includes representations and warranties, and covenants of the parties customary for a transaction of this nature and size.

On March 9, 2023, Mr. Cohen resigned as Chief Executive Officer of the Company.

Item 4. Purpose of the Transaction

Item 2 is amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

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The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Cohen, in his capacity as director of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) On February 15, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the common stock of the Issuer. Accordingly, this Amendment No. 4 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and modified to add the additional disclosures below:

Exhibit No.	Description
C

Second Amended and Restated Certificate of Designations of American International Holdings Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock, filed with the Secretary of State of Nevada on May 6, 2022 (filed as Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 12, 2022).

D	Exchange Agreement dated February 15, 2023, by and between Jacob D. Cohen and American International Holdings Corp. (filed as Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 27, 2023)

* Incorporated by reference herein.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2023

/s/ Jacob D. Cohen
Jacob D. Cohen

April 13, 2023

Cohen Enterprises, Inc.

/s/ Jacob D. Cohen
Jacob D. Cohen
President